                Securities and Exchange Commission
                     Washington, D.C. 20549
                         Amendment No. 3
                              to
                          SCHEDULE 13D
            Under the Securities Exchange Act of l934


Yonkers Financial Corporation
----------------------------------------------------------------
                  (Name of Issuer)
Common Stock, $.01 par value
----------------------------------------------------------------
            (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        August 24, 1999
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 10 Pages


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                                               Page 2 of 10 Pages
Cusip No. 986073104

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 257,100
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 257,100
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   257,100
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9353%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN


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                                                 Page 3 of 10 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER -  0
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  0
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -     0

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 0%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO


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                                                   Page 4 of 10 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Gould Family Charitable Foundation of New York -
     11-3262391
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 0
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 0
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   0
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 0%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
     OO

* Fredric H. Gould, Helaine Gould (Mr. Gould's spouse), Matthew Gould, Jeffrey Gould and Wendy Shenfeld (Mr. Gould's children) are Trustees of the Gould Family Charitable Foundation of New York.

                                                         Page 5 of 10 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig ###-##-####
     Israel Rosenzweig as trustee under Paragraph Fourth w/o Evelyn Rosenzweig 11-6446510 and Israel Rosenzweig, as Trustee under Paragraph Second
     w/o Evelyn Rosenzweig - 11-6446511
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 0
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 0
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   0

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 0%
-----------------------------------------------------------------


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                                                     Page 6 of 10 Pages

14.  TYPE OF
REPORTING PERSON*
         IN

*Israel Rosenzweig is sole trustee of the trusts created under his deceased spouse's last will and testament for the benefit of Mr. Rosenzweig's children. Mr. Rosenzweig has sole voting and dispositive power.

                                                      Page 7 of 10 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stuart S. Gould       -        ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 0
 NUMBER OF          --------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       --------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 0
 EACH               --------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        --------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   0

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                     Page 8 of 10 Pages

This amendment further amends and supplements Schedule 13D dated June 11, 1998, as amended to date. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 3.   Source and Amount of Funds or Other Consideration

     As of the date hereof, the Partnership owns a total of 257,100 shares of Common Stock of the Company. The funds used to make these purchases came from the Partnership's working capital. The Partnership has an availability of approximately $24,000,000 under a margin account maintained by the Partnership with the Saloman SmithBarney. As of the date hereof there is zero outstanding under this facility. The other persons or entities who joined in the Schedule 13D, dated June 11, 1999, have disposed of all shares of Common Stock owned by them.

Item 5.   Interest in Securities of the Issuer

(a) The Partnership owns, as of this date, 257,100 shares of Common Stock of the Company, constituting approximately 9.9353% of the shares of Common Stock outstanding (based on 2,587,739 shares outstanding). The other persons or entities who joined in the Schedule 13D dated June 11, 1998 have disposed of all shares of Common Stock owned by them.

(b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

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                                                Page 9 of 10 Pages

(c) The following table sets forth transactions in Common Stock of the Company effected by the Partnership and the other members of the Group within the past 60 days. The shares sold were open market transactions in the over-the-counter market.

                                         Number of       Price Per
Name of Seller        Date of Sale         Shares          Share
--------------        ------------       ---------       ---------

Gould Investors,
L.P.                    8/24/1999          1500            18.125

Fredric H. Gould,
Spousal IRA             8/24/1999           700            18.125

Stuart S. Gould         8/24/1999          2000            18.125

The Gould Family Charitable Foundation of New York sold the 2,000 shares previously reported as being owned by it in May, 1999. Israel Rosenzweig, individually and as trustee, sold the 4,500 shares previously reported as being owned by them in May 1999. Since filing Amendment No. 2 dated July 7, 1998, the Partnership acquired 16,400 shares and disposed of the 1,500 shares reported in this Amendment No. 3.



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                                                       Page 10 of 10 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 1, 1999


THE GOULD FAMILY             GOULD INVESTORS L.P.
CHARITABLE FOUNDATION        BY GEORGETOWN PARTNERS, INC.
OF NEW YORK                  MANAGING GENERAL PARTNER


By s/Fredric H. Gould          By s/Simeon Brinberg
   ---------------------          ------------------
   Fredric H. Gould            Simeon Brinberg
                               Senior Vice President

By s/Matthew Gould             s/Fredric H. Gould
   ---------------------       --------------------
   Matthew Gould               Fredric H. Gould Spousal
                               IRA

By s/Jeffrey Gould
   ---------------------
   Jeffrey Gould



s/Israel Rosenzweig
------------------------
Israel Rosenzweig,
Individually and as Trustee


s/Stuart S. Gould
------------------------
Stuart S. Gould